

13014866

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8- 15561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

Federated Investors Tower 1001 Liberty Avenue
                                  (No. and Street)

Pittsburgh   PA   15222-3779
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Lori A. Hensler___   412-288-1277
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Ernst & Young LLP Certified Public Accountants___
                (Name – if individual, state last, first, middle name)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Lori A. Hensler_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Federated Securities Corp._____ , as
of _F e b r u a r y 2 6_____ , 20 _1 3_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Assistant Treasurer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Federated Securities Corp.

Year ended December 31, 2012
with Report and Supplementary Report of Independent Registered Public
Accounting Firm

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2012

Contents



Ernst & Young LLP
2100 One PPG Place
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www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
Federated Securities Corp.

We have audited the accompanying financial statements of Federated Securities Corp. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statement of income, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities Corp. as of December 31, 2012, and the results of its



≡IJ ERNST & YOUNG



≡IJ ERNST & YOUNG

operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2013

FEDERATED SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012
(dollars in thousands, except per share data)

Current Assets:		
Cash equivalents	$	822
Receivable from affiliates, net		14,920
Prepaid expenses		957
Other current assets		270
Total current assets		16,969
Long-Term Assets:		
Goodwill		1,831
Long-term deferred tax asset, net		400
Property and equipment, net of accumulated depreciation of $354		196
Total long-term assets		2,427
Total assets	$	19,396
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $1.00 per share; 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		5,307
Total shareholder's equity		19,396
Total liabilities and shareholder's equity	$	19,396

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012
(dollars in thousands)

Revenue:		
Service fees, net	$	65,065
Commission income		3,117
Total revenue		68,182
Operating Expenses:		
Compensation and related		64,556
Distribution		45,239
Advertising and promotional		11,288
Other		15,238
Expense reimbursement, net of charges, from affiliated companies		(69,229)
Total operating expenses		67,092
Operating income		1,090
Nonoperating Income (Expense):		
Interest and dividends		1
Interest expense on long-term incentive program		(371)
Total nonoperating expense, net		(370)
Income before income taxes		720
Income tax provision		257
Net income	$	463

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012
(dollars in thousands)

	Capital Stock		Additional Paid-In Capital		Retained Earnings		Total Shareholder's Equity
Balance at January 1, 2012	$	17	$	14,072	$	4,844	$	18,933
Net income		0		0		463		463
Balance at December 31, 2012	$	17	$	14,072	$	5,307	$	19,396

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2012
(dollars in thousands)

Balance at January 1, 2012	$	0
Additions and/or reductions		0
Balance at December 31, 2012	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

(dollars in thousands)

Operating Activities:		
Net income	$	463
Adjustments to reconcile net income to net change in cash equivalents from operating activites:		
Depreciation		2
Benefit from deferred income taxes		(17)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(582)
Decrease in prepaid expenses and other assets		134
Net change in cash equivalents from operating activities		0
Net change in cash equivalents		0
Cash equivalents, beginning of year		822
Cash equivalents, end of year	$	822

(The accompanying notes are an integral part of these financial statements.)

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Nature of Operations

Federated Securities Corp., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the Class B shares of Federated-sponsored mutual funds. The Company is registered as an investment adviser under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b)   Basis of Presentation

The Financial Statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the Financial Statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the Financial Statements.

(c)   Cash Equivalents

"Cash equivalents" represents an investment in a money market fund that is managed by an affiliate of the Company. This investment may be redeemed upon demand.

(d)   Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. The Company has determined that it has a single reporting unit consistent with its single operating segment based on the fact that the Company's operations are managed as a single business: distribution. The Company does not have multiple operating segments or business components for which discrete financial information is prepared. The Company uses a two-step process to test for and measure impairment which begins with an estimation of the fair value of its reporting unit by considering the Company's market capitalization. If the Company's market capitalization falls to a level below its recorded book value of net assets, the Company's goodwill would be considered for possible impairment. Management has concluded that goodwill is not impaired as of December 31, 2012.

(e)   Revenue Recognition

The Company generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies. Revenue is recognized during the period in which services are performed. The Company may waive certain fees for competitive reasons such as to maintain positive or zero net yields on money market funds or to meet contractual requirements. The Company waived service fees of $160.4 million for the year ended December 31, 2012, for competitive reasons. During 2012, of the total waived service fees, waivers to maintain positive or zero net yields totaled $113.8 million and were partially offset by a related reduction in distribution expenses of $112.4 million such that the net impact to the Company was $1.4 million in reduced operating income. Service fees are shown net of these waivers in the Statement of Income.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

    (f)   Advertising Costs

        The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $2.6 million for the year ended December 31, 2012. This expense was included in "Advertising and promotional" on the Statement of Income.

    (g)   Income Taxes

        The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

        The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(2)   CONCENTRATION RISK

Approximately 36% of the Company's total revenue for 2012 was derived from services provided to three Federated-sponsored funds, the Federated Capital Reserves Fund, the Federated Kaufmann Fund and the Federated Total Return Bond Fund respectively. A significant and prolonged decline in assets under management in these funds could have a material adverse effect on the Company's future revenues.

(3)   FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price paid to transfer a liability as of the measurement date. The Company measures certain financial and nonfinancial assets and liabilities, if any, at fair value on a recurring basis using inputs that may be observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The Company's "Cash equivalents" represents an investment in a money market fund. This investment was valued at $0.8 million as of December 31, 2012. Cash investments in money market funds are valued under the market approach through the use of quoted market prices in an active market, which is the net asset value of the underlying funds, and are classified within Level 1 of the valuation hierarchy.

"Receivable from affiliates, net" has not been settled in cash nor is it Federated management's current plan to settle this item in cash in the foreseeable future.

(4)   TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including distribution and compensation and related benefits, are funded by another subsidiary of Federated and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses which are allocated to the Company amounted to $23.9 million for the year ended December 31, 2012 and were recorded in "Expense reimbursement, net of charges, from affiliated companies" on the Statement of Income.

Certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $93.1 million were accrued and recorded in "Expense reimbursement, net of charges, from affiliated companies" in the Statement of Income for 2012.

The Company sells to another indirect wholly owned subsidiary of Federated the rights to all distribution fees, servicing fees, and contingent deferred sales charges ("CDSCs") relating to Class B and Class C shares of Federated-sponsored funds pursuant to the terms of a transfer agreement between the Company and this affiliate. In exchange for these rights, the affiliated company advances all of the related deferred sales commissions. Commissions advanced by the affiliated company on behalf of the Company in 2012 were $13.2 million. No gain or loss was recorded by the Company as a result of these sales.

The "Receivable from affiliates, net" on the Company's Statement of Financial Condition includes intercompany receivables for fees collected by an affiliate on behalf of the Company and fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates, partially offset by intercompany payables related to the above mentioned transfer agreement and expenses paid or incurred by affiliates of the Company on its behalf. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(5)   PROFIT SHARING/401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 50% of their annual compensation (as defined in the 401(k) plan), subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferral contributions. Forfeitures of unvested matching contributions are used to offset future matching contributions.

Matching contributions to the 401(k) plan charged to the Company by Federated were approximately $919,000 for the year ended December 31, 2012.

Vesting in the Company's matching contributions commences once a participant in the 401(k) plan has been employed at least two years and worked at least 1,000 hours per year. Upon completion of two years of service, 20% of the Company's contribution included in a participant's account vests and 20% vests for each of the following four years if the participant works at least 1,000 hours per year. Employees are immediately vested in their 401(k) salary deferral contributions.

An employee becomes eligible to participate in the profit sharing plan if they are employed on the last day of the year and have worked at least 500 hours for the year. The profit sharing plan is a defined contribution plan to which Federated may contribute amounts as authorized by its board of directors. Federated made no contributions to the profit sharing plan in 2012.

(6)   INCOME TAXES

Income tax expense (benefit) consisted of the following components for the year ended December 31, 2012:

(in thousands)	Current		Deferred		Total	
Federal	$	268	$	(18)	$	250
State		6		1		7
Total	$	274	$	(17)	$	257

The Company's effective income tax rate for the year ended December 31, 2012 was 35.7%. This rate is higher than the Company's 35% federal statutory income tax rate primarily as a result of the Company's current state tax rate as well as revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax-related balances due to or from affiliates, if any, are included in "Receivable from affiliates, net."

The Company's deferred tax assets totaled approximately $1.9 million at December 31, 2012 and primarily related to state tax net operating loss carryforwards. A valuation allowance has been recognized for approximately $1.5 million of the Company's deferred tax assets due to management's belief that it is more likely than not that the Company will not realize the full benefit of these state tax net operating loss carryforwards. Management decreased this valuation allowance by $20,000 during 2012 as a result of its revised estimate of the amount that will be realized prior to expiration. The Company's state tax net operating loss carryforwards underlying the resulting net deferred tax assets will substantially expire in 2018. The Company did not have any material deferred tax liabilities at December 31, 2012.

The Company files annual income tax returns in various U.S. state and local jurisdictions. Based upon its review of these filings, there were no material unrecognized tax benefits as of December 31, 2012. There were no material changes during 2012. There is no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months.

(7)   REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2012, the Company had no aggregate indebtedness and net capital of approximately $867,000, which was $842,000 in excess of its required net capital of $25,000.

(8)   COMMITMENTS AND CONTINGENCIES

The Company has no claims asserted or threatened against it as of December 31, 2012.

Federated has claims asserted and threatened against it in the ordinary course of business. As of December 31, 2012, Federated does not believe that a material loss related to these claims is reasonably possible.

Supplemental Information

FEDERATED SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

(dollars in thousands)

Computation of net capital:

Shareholder's equity			$	19,396

Deductions and/or charges:

Nonallowable assets	$	18,513		
Haircut on securities owned		16		18,529
Net capital			$	867
Aggregate indebtedness			$	0

Computation of basic net capital requirement:

Minimum net capital required (greater of $25 or
6-2/3% of aggregate indebtedness)

			$	25
Excess net capital			$	842
Ratio of aggregate indebtedness to net capital				0 to 1

Note: There were no material differences between the audited Computation
of Net Capital included in this report and the corresponding schedule
included in the Company's unaudited December 31, 2012 Part IIA FOCUS filing.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.



Ernst & Young LLP
2100 One PPG Place
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Tel: +1 412 644 7800
Fax: +1 412 644 0477
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors of
Federated Securities Corp.

In planning and performing our audit of the financial statements of Federated Securities Corp. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2013

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Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Federated Securities Corp.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Federated Securities Corp. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2012 through December 31, 2012. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Noted no assessment balance due which would require us to compare the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including disbursements from the operating bank account.

   There were no findings as a result of our procedures.

2. Compared the amounts reported on SIPC-7 tie-out schedule derived from the FOCUS reports with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2012 through December 31, 2012.

   There were no findings as a result of our procedures.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the Company's Focus Income Statement.

   There were no findings as a result of our procedures.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings as a result of our procedures.



ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2012 through December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2013